SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE TO ANNOUNCE Q3 2015 RESULTS ON NOVEMBER 30, 2015

November 25, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND- Snipp Interactive Inc. ("Snipp"), an international provider of promotions marketing, rebates and loyalty solutions listed on the TSX Venture Exchange (TSX VENTURE:SPN), will release its 2015 Third Quarter results on Monday November 30, 2015 after market close.

Due to a scheduling conflict, the earliest the company is able to host the conference call to discuss Snipp's financial results is December 3, 2015 as management will be attending the LD Micro Conference in Los Angeles.

The conference call will be held on Thursday December 3, 2015 at 10:00 A.M. Eastern Time.

Q3 2015 CONFERENCE CALL DETAILS:
DATE:	Thursday December 3, 2015
TIME:	10:00 A.M. EST
DIAL IN NUMBER:	Local / International: 647-788-4922
North American Toll Free: 877-291-4570
REPLAY NUMBER:	Local / International: 416-621-4642
North American Toll Free: 800-585-8367
Conference ID: 87462501

About Snipp:

Snipp's incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp's unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.